NATIONAL TAX CREDIT INVESTORS II
                         55 Beattie Place, P.O. Box 1089
                              Greenville, SC 29602

June 9, 2005

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0409
450 Fifth Street, NW
Washington, D.C.  20549
Attn:  Mr. Steven Jacobs

Re:   National Tax Credit Investors II
      Form 10-KSB for the year ended December 31, 2004 File No. 0-20610

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the "Staff") addressed to National Tax Credit Investors II, a California limited partnership (the "Partnership"), in a letter dated May 25, 2005, which was sent in response to the Partnership's May 20, 2005 response to the Staff's original comment letter dated April 26, 2005. The Partnership's response to the Staff's comments are set forth below and are numbered to correspond to the numbering of the Staff's comments in the Staff's letter.

                        *     *     *     *     *

Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Report of Independent Registered Public Accounting Firm

1. Comment: We note the report of the principal accountants states the "financial statements of these limited partnerships were audited by other auditors whose reports have been furnished to use..." Please confirm the "reports" to which the principal auditors refer is limited to the one report included in Exhibit 99.1 and does not include additional, "Material Investees" referred to in Note 2 to the financial statements.

        Response: The Partnership's auditors have confirmed to us, and the Partnership supplementally provides to the Staff, that the "reports" that they referred to in their Report of Independent Registered Public Accounting Firm is limited to only the report filed as Exhibit 99.1. The Partnership's auditors did not rely on the reports of any other auditors.

Note 1 - Summary of Partnership Organization and Significant Accounting
Policies

Recent Accounting Pronouncements

2. Comment: We have reviewed your response to prior comment 3 and it remains unclear how you concluded that you were not the primary beneficiary of the variable interest entities. Specifically, tell us how you reached your conclusions in light of your response in which you say that the Partnership "would have the greatest exposure based on provisions in the local limited partnership" and relative to any advances the Partnership has made on their behalf. In addition, tell us how you have considered each of the criteria in paragraph 17 for those variable interest entities in which the other investor is a related party under paragraph 16.

        Response:   The  Partnership  made  its  determination  of  the  primary beneficiary of each of the seventeen local limited partnerships identified as variable interest entities ("VIE") based on qualitative analyses. In all cases, based on analysis that included consideration of paragraphs 16 and 17 of FIN 46R, the Partnership was determined to be a member of a related party group that held variable interests in the local limited partnership.

        Paragraph 16 of FIN 46R states, in part, "For purposes of determining whether it is the primary beneficiary of a variable interest entity, an enterprise with a variable interest shall treat variable interests in that same entity held by its related parties as its own interests. For purposes of this Interpretation, the term related parties includes those parties identified in FASB Statement No. 57, Related Party Disclosures ("SFAS 57"), and certain other parties that are acting as de facto agents or de facto principals of the variable interest holder." Paragraph 16.d further provides that de facto agents of an enterprise include "A party that has (1) an agreement that it cannot sell, transfer, or encumber its interest in the entity without the prior approval of the enterprise... The right of prior approval creates a de facto agency relationship only if that right could constrain the other party's ability to manage the economic risks or realize the economic rewards from its interests in a variable interest entity through the sale, transfer, or encumbrance of those interests."

        Applying paragraph 16 to the seventeen local limited partnerships that the Partnership determined were VIEs resulted in the Partnership's conclusion that the Partnership is a member of a related party group that includes the general partner and the administrative general partner. The administrative general partner is a wholly-owned subsidiary of National Partnership Investments Corp. ("NAPICO"), and the general partner of the Partnership is NAPICO. The Partnership concluded under SFAS 57 that the administrative general partner and the limited partner meet the definition of related parties since both entities are under the common control of NAPICO. . The Partnership's analysis and conclusions varied depending on the ownership structure of each local limited partnership, as follows:

          o In fourteen of the seventeen local limited partnerships identified as VIEs in which an administrative general partner exists, the general partner may not sell, assign, transfer, mortgage, pledge or encumber all or any part of its interest without the consent of the administrative general partner. As contemplated in paragraph 16.d of FIN 46R, this provision of the local limited partnership agreements establishes a de facto agency relationship between the administrative general partner in the local limited partnerships, and the respective general partner of those local limited partnerships. Therefore, the general partner, the administrative general partner and the limited partner (the Partnership) are members of a related party group.

          o In three of the seventeen local limited partnerships identified as VIEs, the administrative general partner has assumed the role of general partner. The rights of the administrative general partner did not revert/transition to the limited partner. The general partner, formerly the administrative general partner and the respective limited partner (the Partnership) are related parties due to the common control of NAPICO. Therefore, the general partner and the limited partner (the Partnership) are members of a related party group.

        Having determined under paragraph 16 that a related party relationship exists between the Partnership, the general partner and the administrative general partner of each local limited partnership identified as a VIE, the Partnership considered the guidance in paragraph 17 to identify the primary beneficiary of each partnership. Paragraph 17 of FIN 46R states, "If two or more related parties (including the de facto agents described in paragraph 16) hold variable interests in the same variable interest entity, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party, within the related party group, that is most closely associated with the variable interest entity is the primary beneficiary". The Partnership determined that the variable interests held by the related party group, consisting of the Partnership and the general partners, would, if held by a single party, identify that party as the primary beneficiary. Accordingly, the Partnership considered the guidance in paragraph 17 of FIN 46R to determine the party within the related party group that is the primary beneficiary.

        Paragraph 17 goes on to state that:

        "the determination of which party within the related party group is most closely associated with the variable interest entity requires judgment and shall be based on an analysis of all relevant facts and circumstances, including:

a. The existence of a principal-agency relationship between parties within the related party group
b. The relationship and significance of the activities of the variable interest entity to the various parties within the related party group
c. A party's exposure to the expected losses of the variable interest entity
d.      The design of the variable interest entity."

        The Partnership believes that in the application of paragraph 17 of FIN 46R, the factors listed need to be considered together in conjunction with the structure of eachlocal limited partnership and how the Partnership believes other entities would view the role of the general partner, the administrative general partner and the limited partner (i.e., the Partnership).

        This consideration revealed factors that individually could identify either the general partner or the Partnership as the party with the characteristics most closely associated with the respective local limited partnerships.

        Ultimately, as discussed below, the Partnership concluded that the general partner is the party within the related party group that has the characteristics most closely associated with the local limited partnerships. Factors that the Partnership considered to be most relevant include:

          o Although the de facto agency relationships that were identified in connection with paragraph 16 do not clearly indicate which party is principal or agent, the Partnership believes the general partner and the administrative general partner have characteristics that are commonly associated with the principal. In this regard, the Partnership noted that the general partner and the administrative general partner are the parties an outside entity would contact regarding a local limited partnership matter. For example, regulatory agencies, such as the Internal Revenue Service or the United States Department of Housing and Urban Development would contact either the general partner or the administrative general partner when necessary. Similarly, the mortgage lenders would also contact the general partner when necessary. In all instances the general partner and/or the administrative general partner acts with authority in addressing these matters.

          o The Partnership noted that each general partner's relationship with the local limited partnerships involves the following significant activities related to its rights and obligations under the related limited partnership agreements:

          o The general partner shall manage and conduct the business of the local limited partnership;

          o    Employees of the general partner (or its affiliates) are actively
               involved  in  managing  the   operations  of  the  local  limited
               partnerships

          o The general partner has the obligation to fund any recourse obligations of the local limited partnership

          o The general partner is authorized to borrow funds, execute and issue mortgage notes and other evidences of indebtedness

          o The general partner shall operate the local limited partnerships and shall cause the management agents to manage the properties in such a manner that the properties will be eligible to receive applicable tax credits

          o The general partner shall promptly take any and all action which may be necessary or appropriate to perfect and maintain the local limited partnership, as a limited partnership under state law, and to develop, maintain, and operate the respective local limited partnerships in accordance with provisions of the local limited partnership agreement and applicable Federal, state and local laws and regulations

          o The general partner shall cause the local limited partnership to obtain and maintain at all times, insurance in such amounts and at terms customary for a project similar to the local limited partnership

          o The general partner is responsible for obtaining a management agent for the respective local limited partnership

        In addition, the local limited partnership agreements state that the Partnership, as limited partner, shall not take part in the management or control of the business of the local limited partnerships or have the authority to bind the local limited partnerships.

        These factors strongly indicate that the general partner is the party most closely associated with the local limited partnerships.

        Although the Partnership has not performed a quantitative analysis to determine the relative exposures of the Partnership and general partners to the expected losses of the respective local limited partnerships, the Partnership generally believes that it would have the greatest exposure based on provisions in the local limited partnership agreements that provide for percent allocations and distributions to the limited partner(s) in accordance with ownership interest. The Partnership considered in this analysis the effects of any voluntary advances made by the Partnership to the local limited partnerships. These advances are designated a specific priority within the distribution provisions of the local limited partnership agreements. The Partnership's exposure to expected losses is greatly reduced for those local limited partnerships in which the Partnership holds a limited partner interest of less than 50% and/or does not have any voluntary advances outstanding. Although the Partnership's generally greater exposure to expected losses is a factor that tends to indicate the Partnership is the primary beneficiary, the Partnership concluded that this factor is not sufficient to offset the other factors descried above which predominately indicate that the general partner is the party most closely associated with the local limited partnerships.

        As an additional note, the Partnership is unable to make a clear determination as to which parties were more involved with the design of the local limited partnerships due to the length of time since the local limited partnerships were created and the lack of individuals associated with that process available for consultation. The Partnership presumes that both the general partner and the Partnership were highly involved in the negotiation of local limited partnership provisions. Those negotiations ultimately resulted in the general partner having more substantial rights and obligations under each local limited partnership agreement.

        The Partnership concluded, based on its qualitative consideration of the factors in paragraph 17 of FIN 46R as noted above, that the general partner is the party in the related party group that is most closely associated with, and therefore is the primary beneficiary of, the respective local limited partnership. Accordingly, the Partnership is not the primary beneficiary of any of the seventeen local limited partnerships identified as VIEs and is not required to consolidate any of the local limited partnerships.

3. Comment: We note your response to our prior comment 4 and revisions in your Form 10-KSB/A filed May 20, 2005. In a supplemental response, please clarify the terms of your continuing involvement in Rancho del Mar. Your involvement is unclear to us based on your disclosure in
        Note 3 to the amended 10-K which continues to classify Rancho del Mar as a "Material Investee", and the dilution of your investment from 99% to 66.4%, characterized as a sale of substantially all of your economic interest in the partnership based on revised cash flow distributions. Please refer to your application of paragraph 33 of SFAS 66 in your response.

        Response: The Partnership supplementally provides the Staff with the following information: In legal form, the Partnership continues to own a limited partnership interest in Rancho del Mar Limited Partnership ("Rancho"), which interest nominally provides for the allocation to the Partnership of 66.4% of the income or losses generated by Rancho. However, the distribution provisions in the limited partnership agreement for Rancho were modified such that the Partnership no longer expects to receive any significant distributions arising from Rancho's operations or from a sale or refinancing transaction. Therefore, the Partnership determined that its investment in Rancho, as modified, has no further economic value, and recognized this decline in value by writing off its entire investment in the restated financial statements included in its Form 10-KSB/A filed May 20, 2005.

        Given that there was no profit associated with the transaction that resulted in write-off of the Partnership's investment in Rancho, the Partnership does not believe that paragraph 33 of Statement of Financial Accounting Standards No. 66 is applicable.

        As a limited partner in Rancho, the Partnership has no obligation to provide support or otherwise be involved in Rancho's future activities. In view of its absence of continuing involvement and the write-off of its entire investment in Rancho, the Partnership does not believe that Rancho should be considered a material investee of the Partnership. In future filings, the Partnership's disclosures will not refer to Rancho as a "Material Investee".

                        *     *     *     *     *

  As requested by the Staff in its letter dated April 26, 2005, the Partnership again acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


  If you have further questions regarding the information provided, please contact the undersigned or Stephen Waters. Mr. Waters can be reached directly at (864) 239-1554 or by fax at (864) 239-5824.

                                   Sincerely,


                                    /s/ David R. Robertson

                                    David R. Robertson
                                    President and Chief Executive Officer
                                    National  Partnership  Investments  Corp.,
                                    the  general   partner  of  National   Tax
                                    Credit Investors II